

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Gisele Remy
Chief Financial Officer
Auna S.A.
46 A, Avenue JF Kennedy
1855 Luxembourg
Grand Duchy of Luxembourg

> **Re: Auna S.A.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed March 14, 2024**
> **File No. 333-276435**

Dear Gisele Remy:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1

Financial Statements, page ii

1.  We note your disclosure here that "[w]e are not a party to nor do we guarantee, nor are we otherwise liable with respect to the debt under, the Sponsor Financing." To provide prominent and material context to investors regarding the terms of the Sponsor Financing including its potential impact on the company, please revise your disclosure in this section to clarify, as you do in your Risk Factors and Use Of Proceeds disclosures that:

    *   the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment, will contain various covenants and other obligations of the shareholders who are party thereto, including a requirement that such shareholders cause you to comply with certain of the covenants set forth in the Credit Agreement,

while also expanding the scope of some of those covenants, in certain cases, to impose restrictions on what such shareholders will permit you to do with certain of our immaterial subsidiaries;

• the documents governing the Sponsor Financing, as amended by the Sponsor Financing Amendment will contain various events of default, including an event of default that will occur if there is an event of default under the Credit Agreement or the 2029 Notes Indenture, to which you are a party; and

• if your shareholders default on their obligations under the terms of the Sponsor Financing, including if they fail to cause you to comply with the covenants set forth in the Credit Agreement, the lenders under the Sponsor Financing will be entitled to certain remedies, including declaring all outstanding principal and interest to be due and payable and ultimately, foreclosing on the pledged shares, which could result in the lenders under the Sponsor Financing to sell securities of your company or the market to perceive that they intend to do so, which may cause the market price of your class A shares to decline significantly.

In addition, to provide additional clarity regarding the implications of the Sponsor Financing to the company, please provide additional detail clarifying how you are "not otherwise liable" for the debt under the Sponsor Financing, given that you are a restricted entity under the agreement and the points noted in the bullets above. Please also revise your disclosure here to include a reference to your exhibit(s) related to the Sponsor Financing that directs investors to refer to these materials for a complete description of the terms, including the covenants and events of default. Make conforming changes throughout your filing.

Risk Factors
Our significant indebtedness could adversely affect our financial health . . ., page 47

2. We note your revised disclosure that you are using a significant portion of your proceeds to effect a capital reduction in Heredia, which will ultimately result in the repayment of $350 million of the Sponsor Financing. Given your disclosure discussing the risks related to your significant indebtedness, please revise your risk factor to disclose that you are using a significant portion of the proceeds of this offering to repay the Sponsor Financing, to which you are not a party.  Make conforming changes to your filing, including your Prospectus Summary.

Use of Proceeds, page 65

3. We note your revised disclosure that you will use a portion of your proceeds to repay US$13.5 million of short-term indebtedness. Please provide the disclosure required by Item 3.C.4. of Form 20-F with respect to this indebtedness.

Capitalization , page 67

4.    Please revise your disclosure to provide greater clarity regarding the changes in equity line items from actual to as adjusted. Please have your disclosure of the amount of the change reconcile to other related disclosure in the filing, as appropriate.

Sponsor Financing, page 181

5.    As it relates to the Sponsor Financing, please address the following in your filing and provide any additional information as part of your response, if necessary:

- Describe the full accounting for the $350 million payment to Heredia and related transactions, including specific amounts related to the accounting;

- Describe the basis for your accounting, including identification of any significant assumptions or judgments made as part of your application of IFRS and any pertinent IFRS accounting literature you relied upon;

- Clarify whether the $350 million payment to Heredia and related cancellation of shares is a transaction at fair value;

- Identify the full amount of the original Sponsor Financing and the use of any proceeds over the amount the company originally received. In this regard, we note the company originally received S/1,352,610,000, which appears to approximate $343 million at the time, and they are now receiving back $350 million with $118 million that will remain outstanding;

- Clarify the impact to Auna Salud S.A.C. from the August 31, 2023 share transfer and any significance to the transaction at hand from this transfer; and

- Clarify for us any consideration you have given to disclosing the Sponsor Financing as an off-balance sheet arrangement.

Related Party Transactions, page 183

6.    We note your disclosure on page 181 that "on the closing date of this offering, [you] will contribute US$350.0 million of the proceeds from this offering to Auna Salud S.A.C., who will in turn use those funds to effect a capital reduction which will result in the cancellation of 100% of shares of Auna Salud S.A.C. held by Heredia Investments and thus, increase our ownership interest in Auna Salud S.A.C. from 79% to 100%." As it relates to this contribution and capital reduction, please revise your disclosure here to provide the information required by Item 7.B. of Form 20-F, as appropriate.

Gisele Remy
Auna S.A.
March 15, 2024
Page 4

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc:    Maurice Blanco